Exhibit 99.1

YAMANA GOLD OUTLINES SUCCESSES OF COST CONTAINMENT INITIATIVE AND UPDATES 2013/2014 and FUTURE PRODUCTION EXPECTATIONS

TORONTO, ONTARIO, July 31, 2013 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today provided an update on the cost containment and margin reclamation initiatives and provided an update to future production expectations.

The cost containment and margin reclamation initiatives reflects the Company’s focus on quality of ounces produced measured by contribution to cash flow instead of production volume alone.  These initiatives have advanced since they were announced in the second quarter.  For mines currently in commercial, production the Company committed to reducing all-in sustaining co-product cash costs(1)(2) initially by $100 per gold equivalent ounce (“GEO”)(3), with a target of an additional $50 per GEO, and continues to advance this objective.

“We are focused on our programs initiated earlier this year to push costs down to reclaim a portion of the margin per ounce lost to the declining metal prices,” said Peter Marrone, Chairman and Chief Executive Officer.  “We are committed to our production and production growth although initially we believe it is prudent to focus on costs.  While we will show significant volume growth in production, it will be at lower levels than initially planned until we are confident that the new cost structure we are implementing will be sustainable at the initially planned production levels.”

Margin Reclamation/Cost Containment

The program, initiated in the second quarter of this year, will realize cost savings through reductions in operating costs, capital expenditures, exploration costs, and general and administrative costs, in addition to other areas.

In total, approximately $115 million of reductions to the overall cost structure are being realized.  In addition to reductions in development capital that do not impact all-in sustaining co-product cash costs are also being realized.

Operating Costs

Reductions in operating costs are being realized in the following areas:
•	Labour and contractors costs through headcount reductions, accelerations of automation/efficiency initiatives and the modifications of existing supplier contracts.
•	Power, fuel, consumables and other already announced Government initiatives, and the renegotiation of longer term contracts.
The Company expects these reductions to operating costs will total approximately $30 million for the remainder of 2013.

(All amounts are expressed in United States dollars unless otherwise indicated.)
1.	Includes co-product cash costs, sustaining capital, corporate general and administrative expense and exploration expense
2.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q22013
3.	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1

Capital Expenditures

The Company has begun implementing reductions and deferrals in both sustaining and development capital spending originally anticipated for 2013.
•
Initial deferrals have begun at Chapada, Cerro Moro and Ernesto/Pau-a-Pique among other projects, which will not impact longer term production although would realize capital cost savings through improving negotiations, such as for necessary land acquisitions, better pricing as business activity reduces and improving foreign exchange rates for investments.

•	Procurement renegotiation, better use of technology and other efficiencies.
Sustaining and development capital expenditures are expected to be reduced by approximately $50 million and $27 million respectively in 2013.  These reductions will in part be reflected in all-in sustaining co-product cash costs and in the case of expansionary capital will enhance free cash flow levels.

General and Administrative Costs

The Company has identified and initiated the reduction in general and administrative (“G&A”) expenses both corporately and at the mine site level.
Reductions are being realized through:
•	Corporate and mine site headcount reduction.
•	Reduction in salaries and overall compensation.
•	Reduction in fees for corporate projects and consultants.
Total G&A is expected to be reduced by more than $24 million for 2013.

Exploration Costs

The 2013 exploration program has been reviewed to reduce spending inline with the cost containment initiative.  Targets were prioritized based on those with the highest prospectivity and where ounces are closest to infrastructure and can be quickly brought into production.  As a result, reductions to the exploration budget are focused on greenfield, early stage reconnaissance activities and are not expected to impact the planned replacement and growth in mineral reserves and mineral resources.  Exploration spending for 2013 is expected to be reduced by $10 million for a total of $105 million.

2013/2014 and Future Production Expectations

Consistent with the Company's goal in prior years, the Company continues to strive to deliver sustainable value.  In doing so, the Company remains focused on cost control, operational performance and sustainable volume growth, always with a "simple to understand" objective of performing financially and maximizing cash flows.  Emphasis remains on comparatively low costs to drive margins and cash flows, delivery of high quality ounces and projects while maintaining disciplined capital spending, along with our commitment to adhere to the best practices for health, safety and environmental protection.

As a result of current metal prices, the cost containment initiative, and the focus on profitability and cash flow, the Company has revised its production expectations.  This new expectation also accounts for the timing in the start-up and ramp-up of recently developed operations, and the re-evaluation of certain operations whose all-in sustaining co-product cash cost structure exceeds the Company average.

The Company now expects production in 2013 to be between 1.32 and 1.37 million GEO.

In 2014, the Company now expects to produce between 1.4 and 1.5 million GEO.

In 2015, the Company now expects to produce over 1.55 million GEO.

Production expectations include over eight million ounces of annual silver production in 2013 through 2015.

Copper production at Chapada is expected to average 130 million pounds per year for 2013 through 2015.

For the balance of 2013, the cost structure is expected to improve over second quarter levels as the benefit of cost improvements are realized although the cost structure of the three new mines, as they now begin production, continues to be evaluated.

The average cost structure per GEO for 2014 and 2015 is expected to be below:

All-in sustaining by-product cash costs(2)	$850
All-in sustaining co-product cash costs(2)	$925

All-in sustaining cash costs on a by-product basis assume by-product credits based on $3.10 per pound copper.

With the Company’s development projects now in commissioning, expansionary capital is expected to be significantly lower in 2014 than 2013.

With the exploration  successes over the past four years including the expected increase in mineral reserves and resources expected at year end, the mineral resource base will allow the Company to achieve stated targets.  As a result, exploration spending in 2014 is expected to significantly decline.

The Company continues to work toward the stated target of over 1.7 million GEO which it believes remains achievable with its existing producing mines.  However, with an extended timetable, this further growth can more efficiently be delivered at better costs.  Exploration results continue to support the higher level of sustainable production through its producing mines.  Details of the exploration program year to date can be found in the Company’s exploration press release dated July 31, 2013.

Longer-term mineplans are under evaluation based on these exploration results and are targeted to be finalized sometime before year-end and are expected to provide some potential improvements.  Some of the anticipated opportunities for increased production levels include:
•	The high grade core at Corpo Sul offers the potential to increase sustainable production levels at Chapada.
•	The focus at Jacobina over the next several years will be on development work related to the underground which is expected to be followed by increasing production levels.
•	Continued exploration success at Ernesto which allows the Company to evaluate production at initial design levels.
•	Concurrent mining of the underground zone at C1 Santa Luz instead of the initially planned successive production.
o	After a new mineral resource of the underground is determined at year end, a feasibility study will be initiated and is expected to be completed in 2014.
•	The Maria Lazarus deposit is being evaluated as an additional ore source for Pilar with potential to positively impact production levels.

The cost containment initiative and modest revision to production expectations are consistent with the Company’s established focus on profit maximization and cash flow generation, and will be followed by a returned focus on production growth.  The Company believes prioritizing financial performance over production at this time is a prudent approach that will deliver value.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form for the year ended December 31st, 2012 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F for the year ended December 31st, 2012 filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.